

November 1, 2012

Via E-mail
Michael H. McGarry
President
Eagle Spinco Inc.
One PPG Place
Pittsburgh, PA 15272

       Re: Eagle Spinco Inc.
             Amendment No.1 to Registration Statement on Form S-4/S-1
             Filed October 18, 2012
             File No. 333-183727

Dear Mr. McGarry:

We have reviewed your registration statement and have the following comments.

General

1.   We note your response to comment three in our letter dated October 2, 2012. Please provide a more specific legal and factual discussion of the exemption under which the debt issuance by Splitco to PPG is being made.

2.   We note your response to comment four in our letter dated October 2, 2012. You state among other things that "identifying PPG as an underwriter would give more weight to the form of the exchange offer transaction rather to the substance of the transaction as a whole." You do not provide a legal analysis, however, upon which you are basing your position. As stated in SEC Release No.33-4982 (July 2, 1969), shares distributed in certain spin-offs involve the participation of a statutory underwriter and as such are subject to the registration requirements of the 1933 Act. The release further provides that the registration requirements steams from the fact that the share distribution involves a sale by the issuer and the distribution of securities thereafter "does not cease at the point of receipt by the initial distributes of the shares, but continues into the trading market involving sales to the investing public at large." Since the distribution of the Splitco shares to the PPG shareholders is being conducted on a registered basis with PPG's direct participation in the distribution of shares of a newly formed subsidiary holding company, please supplement your analysis, by taking into consideration also the guidance of SEC Release No.33-4982, in arriving at your conclusion that PPG does not fit the definition of a statutory underwriter in connection with the Splitco share distribution.

3.   We have read your response to comment six of our letter dated October 2, 2012 and your updated disclosures on pages 18 and 87. While we understand that Splitco has engaged

in no business activities to date and has no material assets or liabilities, it continues to appear that you are required to include an audited balance sheet for the registrant. Please refer to Rule 3-01 of Regulation S-X.

4.   We note your response to comment 11 in our letter dated October 2, 2012 and continue to believe that clarity of the disclosure would be enhanced by making the change requested.

Exhibit 5.1 – Opinion of Wachtell, Lipton, Rosen & Katz

5.   Counsel's opinion with respect to a jurisdiction in which counsel is not admitted to practice is nevertheless acceptable so long as its opinion is not qualified as to jurisdiction. Since counsel's opinion must cover the laws of the State of Delaware, please have counsel revise its opinion to remove the limitation to the laws of the State of New York. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19 dated October 14, 2011.

Exhibit 8.1

6.   Please have counsel explain the significance of the assumption listed in clause (vi) in the third paragraph of its opinion, by providing also examples of what actions the parties listed therein are intended to take to "treat the Transactions… in a manner consistent with the opinions" of counsel. Please have counsel revise its opinion to the extent necessary.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Steven A. Rosenblum, Esq.
        Ronald C. Chen, Esq.
        Wachtell, Lipton, Rosen & Katz